Filed by Johnson & Johnson
                                             Pursuant to Rule 425 under the
                                             Securities of 1933


                                             Subject Company:  ALZA Corporation
                                             Exchange Act File Number of
                                             Subject Company:  1-6247



Press Contact:      Jeffrey J. Leebaw
                    (732) 524-3350
         (Home)     (732) 821-6007

Investor Contacts:   Helen E. Short   Lesley Fishman    Andrea Ferris
                     (732) 524-6491   (732) 524-3922    (732) 524-6486

                                                      FOR IMMEDIATE RELEASE

                             Johnson & Johnson
                     2001 First Quarter EPS Rose 14.0%
                            Sales Increased 6.5%
                          Net Earnings Rose 14.2%

     New Brunswick, NJ (April 17, 2001) -- Johnson & Johnson today announced sales of $7.8 billion and net earnings of $1.5 billion for the first quarter of 2001, increases of 6.5% and 14.2%, respectively, over first quarter 2000 results. Diluted earnings per share for the first quarter were $1.06, up 14.0% from the same period in 2000. Excluding the impact of negative currency, worldwide sales increased 10.1%. Domestic sales were up 9.0%, while international sales increased 11.5% on an operational basis.

     "I am pleased with our ability to deliver double-digit worldwide sales growth on a local currency basis despite the impact of the limited access program initiated for PROPULSID last year and the impact of divestitures," said Ralph S. Larsen, Chairman and Chief Executive Officer. Operational revenue growth excluding the impact of PROPULSID and divestitures was 13.1%. In addition, Mr. Larsen said, "Of particular note is the ongoing strength of our pharmaceutical businesses and the broad-based growth in our medical devices and diagnostics segment, especially our Cordis unit's coronary stent business."

     Worldwide Pharmaceutical sales of $3.3 billion for the quarter resulted in an operational increase of 9.8% over the same period in 2000. Domestic sales increased 9.1%. International sales increased operationally 10.9% but were offset by a negative currency impact of 7.2%. Reported sales growth including a 2.6% negative currency impact was 7.2%. Excluding the impact of negative currency and PROPULSID, worldwide Pharmaceutical sales increased 15.1% versus the same period last year.

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     Sales growth reflects the strong performance of PROCRIT/EPREX, for the treatment of anemia; RISPERDAL, an antipsychotic medication; DURAGESIC, a transdermal patch for chronic pain; REMICADE, a treatment for rheumatoid arthritis and Crohn's disease; TOPAMAX, an antiepileptic, and ACIPHEX/PARIET, a proton pump inhibitor for gastrointestinal disorders.

     During the quarter, the Company announced it entered into a definitive merger agreement with ALZA Corporation, a research-based pharmaceutical company and leader in drug delivery technology. While the transaction is expected to close by the early part of the third quarter of 2001, it is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, the European Union merger control regulation, and other customary closing conditions. The agreement will also require the approval of ALZA's shareholders. William C. Weldon, a vice chairman of Johnson & Johnson, commented, "As a world leader in drug delivery technologies, ALZA will bring us significant new product opportunities and will enable us to extend product life-cycles. Products and technologies from ALZA will enhance existing Johnson & Johnson growth platforms in areas that include oncology, women's health, urology, pain management and the central nervous system."

     The Company also received U.S. Food and Drug Administration (FDA) approval for REMINYL (galantamine hydrobromide), a new treatment for mild to moderate Alzheimer's disease. REMINYL has been shown to significantly benefit the cognitive, functional and behavioral symptoms of patients with the disease. The Company began taking orders at the beginning of April.

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     Worldwide sales for the Medical Devices and Diagnostics segment (formerly referred to as the Professional segment) were $2.7 billion in the first quarter of 2001, which represented an increase of 13.3% in local currency as compared to the same period in 2000. Domestic sales were up 12.4%, while international sales increased 14.0% on an operational basis. Worldwide sales gains including the negative impact of currency were reported at 8.8%. The Medical Devices and Diagnostics segment experienced the majority of the impact of divestitures in 2000. Further adjusting the operational growth for the impact of divestitures, the segment grew 15.1% in the first quarter of 2001. The primary contributors to the segment's growth were Cordis' coronary stents; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's hemostasis products, Mitek suture anchors and Gynecare women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring products, and Vistakon's disposable contact lenses.

     In the first quarter, the Company announced it entered into a definitive merger agreement to acquire Heartport, Inc., a pioneer in developing, manufacturing and selling less invasive cardiac surgery products. Heartport's products enable surgeons to perform a wide range of less invasive open-chest and minimally invasive heart operations, including stopped heart and beating heart procedures. The companies expect the transaction to be completed during the second quarter of 2001.

     On April 6, 2001, the Company received approval from the FDA to market its Bx VELOCITY Coronary Stent with a Rapid Exchange Delivery System. The Company originally received FDA approval of the Bx VELOCITY Stent on its conventional over-the-wire delivery system in May, 2000. The Bx VELOCITY Stent with Rapid Exchange Delivery System is indicated for treatment of abrupt and threatened vessel closure in patients with failed interventional therapy in lesions (< 30 mm in length) with reference diameters in the range of 2.25 mm to 4.00 mm.

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     Worldwide Consumer sales for the first quarter of 2001 were $1.8 billion, an operational increase of 5.5% versus the same period a year ago. Domestic sales increased by 3.9%, while international sales gains in local currency of 7.4% were entirely offset by negative currency, resulting in a reported worldwide sales increase of 1.9%. Consumer sales were led by continued strength in the skin care franchise, which includes the NEUTROGENA, AVEENO and CLEAN & CLEAR product lines, as well as solid results from McNeil Consumer Healthcare, which markets the TYLENOL family of products and other over-the-counter pharmaceuticals. During the quarter, Johnson & Johnson completed the acquisition of BabyCenter, Inc. from eToys. BabyCenter is the largest and best-known online parenting resource serving expectant and new mothers and fathers.

     Johnson & Johnson, with approximately 99,200 employees, is the world's most comprehensive and broadly-based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. Johnson & Johnson has more than 190 operating companies in 51 countries around the world, selling products in more than 175 countries. For more information on Johnson & Johnson, please visit the company's website at http://www.jnj.com.

                               NOTE TO INVESTORS

     Johnson & Johnson will conduct a conference call with financial analysts to discuss this news release today at 8:30 a.m., Eastern Standard Time. A simultaneous webcast of the call for interested investors and others may be accessed by visiting the Johnson & Johnson website at www.jnj.com. A replay of the webcast will be available two hours after the live webcast by visiting the Johnson & Johnson website at www.jnj.com and clicking on "Webcast Archives" in the Investor Relations section.

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(This press release contains "forward-looking statements" as defined in the
Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99(b) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Copies of this Form 10-K are available online at www.sec.gov or on request from the Company. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.)

     Johnson & Johnson and ALZA Corporation will file a proxy statement/ prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about
Johnson & Johnson and ALZA Corporation and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of ALZA Corporation seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Johnson & Johnson and ALZA Corporation with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to:

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attn: Investor Relations
Tel: 800 950-5089

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